December 19, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Alvarion Ltd. (the “Company”)
Form 20-F for the Year Ended December 31, 2011 (the “2011 Form 20-F”)
Filed April 30, 2012
File No. 000-30628

Dear Mr. Spirgel:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 9, 2012 (the “Comment Letter”).  As we previously indicated to the Staff, the Company only received the Comment Letter on December 5, 2012 and is responding within ten business days of such receipt.  To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.  Please note that all references to page numbers in the responses below refer to the page numbers of the 2011 Form 20-F, as previously filed with the Commission.

As this response letter is being submitted via “Correspondence”, we would greatly appreciate it if the Staff could kindly review our responses set forth in this letter and indicate to us whether our responses adequately address the concerns raised by the Staff in the Comment Letter.  As noted in various places in this response letter, we intend to supplement the disclosure in future filings of our annual reports (and other filings with the Commission) in order to incorporate specific enhanced disclosures suggested by the Staff in the Comment Letter.

Item 5. Operating and Financial Review and Prospects, page 50

1.
We note that research and development and selling and marketing expenses decreased significantly over the reported financial periods.  We further note the competitive nature of the wireless broadband equipment market and your competitors’ ongoing efforts to improve their technologies and products.  If material, please discuss how decreased funding of research and development and marketing impacts your ability to win new business and gain market share.

We respectfully acknowledge the Staff's comment.  While the broad, wireless broadband industry generally, and our (and our competitors’) products and services particularly, continue to evolve, the development of the core technology upon which our products are all based was essentially completed already as of 2008 and 2009.  Since that time, our research and development activities are focused upon maintaining our technological competitiveness, enhancing our existing products and introducing on a timely basis new commercially viable products addressing the demands of the broadband wireless access market. Therefore, while we continue to devote, and intend to continue to devote, a significant portion of our personnel and financial resources to research and development, we do not believe that our decreased funding of research and development from 2009 through 2011 will have a material adverse impact on our competitive position, given that our core technology has already been developed.   We further note that we aim to keep our research and development expenditures in line with our revenues, and because our revenues decreased year-over-year from 2009 to 2010 and again from 2010 to 2011, we decreased our research and development expenses in parallel.

As to our selling and marketing expenses, we are dependent, in part, upon the acceptance of our products by the market through our partners' efforts in marketing and sales. In addition, our efforts to increase sales do not always rely upon brand visibility, as our products are often integrated into more comprehensive systems by distributors and system integrators, and are not sold as stand-alone products to end users.  Such distributors and system integrators often conduct their own sales and marketing activities.  Therefore, while we view our own sales and marketing activities as important, we are not solely reliant upon such activities. We consequently do not believe that the decreases in selling and marketing expenses in each of 2010 and 2011 relative to the respective prior years, which were in line with decreases in our revenues in each such year, will materially adversely impact our ability to win business and gain market share.

Results of Operations, page 57

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales, page 60

2.
Please expand your disclosure of sales to explain material changes in sales derived from the various regions you serve.  For example, the table on page 57 indicates that sales within Denmark decreased significantly from fiscal 2009 to fiscal 2010, while sales within India rose markedly from fiscal 2010 to fiscal 2011.  In addition, clarify how acquisitions during the fiscal year affected sales results by quantifying organic growth or decline and growth or decline due to acquisitions.

We respectfully acknowledge the Staff’s comment, and will expand our disclosure in our annual report on Form 20-F covering our 2012 fiscal year (the “2012 Form 20-F”) and in subsequent filings in accordance with the Staff’s request to address the reasons for material changes in sales derived from various regions, and the source of, and quantification of, growth or decline in sales (i.e., whether due to acquisitions or organic growth or decline).  We note that in the instances cited by the Staff in comment 2 of the Comment Letter, the increase in sales in India in fiscal 2011 and decline in sales in Denmark in fiscal 2010 were due to ongoing work on, and completion of, individual projects for customers in those countries, respectively.  We do not, therefore, believe that those changes in sales in those particular countries reflect broader overall sales trends, as opposed to the mere timing of the start and completion of project-specific work.

As to the source of our sales activity in 2011 (acquisitions or organic growth), our acquisitions of Wavion Inc. (“Wavion”) in the fourth quarter of 2011, and the intellectual property of Clariton Ltd. (“Clariton”) at the start of 2011, did not have a material impact on our sales in that year, as we had not yet fully integrated either such company (or its assets, in the case of Clariton) into our operations during 2011.

Credit Facility, page 67

3.
The disclosure on page 8 indicates that as of April 1, 2012 you were in breach of certain financial covenants under your long term loan and that you cannot provide assurance that you will comply with the loan terms in the future.  To the extent that you remain at risk of non-compliance, disclose the relevant financial covenants and your performance relative thereto

We respectfully acknowledge the Staff’s comment.  To the extent that the Company remains at risk of non-compliance with any financial covenants under our long-term loan going forward, we will disclose, in the 2012 Form 20-F and in any additional future filings, the relevant covenants and our performance relative thereto.  We note that in April 2012, we were engaged in negotiations with Silicon Valley Bank (the “Bank”) and were able to reach a general agreement for the grant of a temporary forbearance of breached covenants and a modification of the terms of the long term loan that we received from the Bank. In May 2012, we reached an agreement with the Bank as to which financial covenants we would be subject going forward, as part of our entry into an amendment to the loan agreement with the Bank.

Contractual Obligations, page 68

4.	Please supplement your contractual obligations table going forward to provide expected interest payments under your long term loan.

We respectfully acknowledge the Staff’s comment and, in response thereto, will supplement our contractual obligations table in the 2012 Form 20-F and in future annual reports on Form 20-F (and in other filings where a contractual obligations table may be required) to include expected interest payments under our long-term loan.

We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the 2011 Form 20-F filing;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter.  Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Hezi Lapid

Hezi Lapid
Chief Executive Officer
Alvarion Ltd.

cc:	Kathleen Krebs, Special Counsel
Jonathan Groff, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Robert Shapiro, Staff Accountant
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva & Leshem Brandwein)